Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Webster Bank, N.A.:

We consent to the incorporation by reference in the registration statements (No. 33-38286 and 333-104871) on Forms S-8 of Webster Financial Corporation of our report dated June 28, 2007, relating to the statements of net assets available for benefits of the Webster Bank Employee Investment Plan as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule, which report appears in the December 31, 2006 annual report on Form 11-K of the Webster Bank Employee Investment Plan.

/s/ KPMG LLP

Hartford, Connecticut

June 28, 2007